Report of Independent Registered Public Accounting Firm

To the Board of Trustees
Dreyfus Variable Investment Fund -
Disciplined Stock Portfolio

We have examined management's assertion about Dreyfus
Variable Investment Fund - Disciplined Stock Portfolio's
(the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 ("the Act") as of July 31, 2003, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of
1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2003, and with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 2002
(the date of last examination) through July 31, 2003;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New York, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal
Reserve Bank of Boston, the Depository Trust Company and the Participant Trust Company);

Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and Mellon Bank;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with Mellon Bank's records;

Agreement of investment purchases and sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Ourexamination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus
Variable Investment Fund - Disciplined Stock Portfolio was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2003 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Dreyfus Variable Investment
Fund - Disciplined Stock Portfolio and the Securities and Exchange Commission and should not be used for any other purpose.

                         ERNST & YOUNG LLP

New York, New York
October 30, 2003




                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
               Washington, DC 20549

                   FORM N-17f-2

Certificate of Accounting or Securities and Similar
          Investments in the Custody of
          Management Investment Companies

     Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              	     completed:
    811- 5125           	     10/30/2003

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code)
     200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2.   Give this Form to the independent public accountant
     who, in compliance with Rule 17f-2 under the Act and
     applicable      state law, examine securities and
     similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR
           INDEPENDENT PUBLIC ACCOUNTANT


  Management Statement Regarding Compliance with
                Certain Provisions
       of the Investment Company Act of 1940

We, as members of management of Dreyfus Variable
Investment Fund - Disciplined Stock Portfolio (the
"Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule
17f-2 as of July 31, 2003.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2003 with respect to securities and similar investments reflected in the investment account of the Company.

Dreyfus Variable Investment Fund -
Disciplined Stock Portfolio
By:

     /s/Jim Windels
     Jim Windels,
     Treasurer
     The Dreyfus Corporation